Exhibit 12.1

Voya Financial, Inc.
Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
($ in millions)
Income (loss) before income taxes	$71.7	$(613.4)	$584.5	$801.2	$756.1	$623.0
Less: Undistributed income (loss) from investees	36.9	23.7	(1.8)	7.7	23.7	9.0
Less: Net income (loss) attributed to noncontrolling interest that have not incurred fixed charges	9.9	5.6	91.1	131.5	64.1	95.9
Adjusted earnings before fixed charges(1)	24.9	(642.7)	495.2	662.0	668.3	518.1
Add: Fixed charges
Interest and debt issuance costs(2)(3)	133.1	285.3	458.6	399.2	365.4	260.1
Estimated interest component of rent expense	4.8	8.7	9.2	10.2	11.9	9.3
Total fixed charges excluding interest credited to contract owner account balances	137.9	294.0	467.8	409.4	377.3	269.4
Interest credited to contract owner account balances	1,038.4	2,042.5	1,973.2	1,991.2	2,088.4	2,248.1
Total fixed charges	$1,176.3	$2,336.5	$2,441.0	$2,400.6	$2,465.7	$2,517.5
Total earnings and fixed charges	$1,201.2	$1,693.8	$2,936.2	$3,062.6	$3,134.0	$3,035.6
Ratio of earnings to fixed charges(1)	1.02	NM	1.20	1.28	1.27	1.21
Total earnings and fixed charges excluding interest credited to contract owner account balances	$162.8	$(348.7)	$963.0	$1,071.4	$1,045.6	$787.5
Ratio of earnings to fixed charges excluding interest credited to contract owner account balance(1)	1.18	NM	2.06	2.62	2.77	2.92

(1) Earnings were insufficient to cover fixed charges at a 1:1 ratio by $642.7 million for the year ended December 31, 2016. These ratios are presented as "NM" or not meaningful.
(2) Interest and debt issuance costs include interest costs related to variable interest entities of $43.7 million for the six months ended June 30, 2017 and $101.9 million, $272.2 million, $209.5 million, $180.6 million and $106.4 million for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 respectively. Excluding these costs, as well as the earnings of the variable interest entities, would result in a ratio of earnings to fixed charges of 1.21, 1.25, 1.24 and 1.20 for the years ended December 31, 2015, 2014, 2013 and 2012 respectively. Excluding these costs as well as the earnings of the variable interest entities would result in a ratio of earnings to fixed charges excluding interest credited to contract owner account balance of 3.33, 3.78, 3.76 and 3.92 for the years ended December 31, 2015, 2014, 2013 and 2012, respectively.

(3)
Interest and debt issuance costs exclude loss related to the early extinguishment of debt of $1.1 million for the six months ended June 30, 2017 and $104.6 million and $10.1 million for the years ended December 31, 2016 and 2015, respectively.